UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP
(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

PILOT LAUNCH, MARKETING ROADMAP
AND SOLUTION INTEGRATION ADVANCING WITH
LEADING PAYMENT SERVICE PROVIDERS

Vancouver, British Columbia / ACCESSWIRE / June 16th, 2020 - DIGATRADE FINANCIAL CORP (OTCPK: DIGAF), www.DigatradeFinancial.com, a financial technology services company, today announced that its subsidiary, Securter Systems Inc. (“Securter”) continues development of secure on-line patent-pending fintech security assets with strategic progress, specifically, the launch of our pilot to our customers is imminent. In preparation, our team is developing marketing and sales roadmaps to secure our success and our technical team is working diligently with our Payment Service Provider (“PSP”) completing critical technology integration. We have received all the necessary data reference points for the ecommerce account set up to process online real-time payment transactions, including developer guides, Application Programming Interface “API”, Software Development Kits “SDK’s” and our Intuitive Transaction Monitoring Portal “ITMP”

Director of sales and partnerships; Rishon Talkar stated: “The silver lining of a global timeout for many business owners is the opportunity to rethink and refine their business. For an entrepreneur to bounce back and thrive, acceptance and mutation is key, delayed decision making can lead to a death blow in this new world. Environmental, technological and regulatory changes have disrupted business as we know it. I see this every day, merchants who once said no, called back and signed up. A business can’t afford to stay behind. Partners on the other hand need to promote new technology to sell, otherwise there isn’t much of a conversation they can have with merchants, as other expansion plans may have paused.”

Day-to-day activities face hard limits including in-store customer capacity and customer business interaction is becoming less personal – in summation; few aspects of the pre Covid19 business model remain unscathed. Especially prone to innovation is the medium through which commerce is conducted, a lowest common denominator for all business, money. Natural selection has marginalized the exchange of paper money and for the first-time end-of-life for this tender is conceivable. Payment processing and ecommerce platforms have been integrated to minimize both merchant-costumer contact and fraud. Securter is providing these merchants with an omni-channel and seamless payment experience, whilst providing their customers with the personalized experience and security that they have come to expect. Securter’s CEO, Steve Epstein stated “our team is focused on delivering to merchants and their customers a safe, secure & cost effective on-line transaction experience. Beyond that, we are developing solutions that address the needs and requirements of businesses as they adjust to new and onerous protocols to maintain public safety as they re-open.”

In addition, Securter Systems Inc “SSI” today provides the results of its recent shareholders meeting: All items put before shareholders where unanimously approved. All Board members and Officers were re-elected for the ensuing year.

ABOUT DIGATRADE

DIGATRADE is a Financial Technology “fintech” services company. Digatrade is developing various payment industry process improvements that are proprietary. They represent a next generation platform for security and convenience in a variety of modalities, including online credit card payment system, globally, through its new subsidiary; Securter Systems, Inc. Digatrade is targeting numerous fintech service licensing vehicles, also including blockchain derived applications. Digatrade Financial Corp. is located in Vancouver, British Columbia, and publicly listed on the OTC.PK under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

ABOUT SECURTER

Securter Systems, Inc. is a subsidiary of Digatrade Financial Corp. that is developing proprietary, patent-pending credit card payment platform innovations to increase the security of online credit card payment processing, globally. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use. Securter technology also protects cardholder privacy by eliminating the need to distribute credit card details to multiple commercial 3rd parties, where such information is ordinarily stored, becoming vulnerable to theft or manipulation. Securter technology can and will be integrated into complementary payment methods and fintech protocols, including cryptocurrency and other blockchain derivatives to come for independent platforms. Securter has internal R&D capability and management as well as external fintech business relationships to support Digatrade’s overall business mission.

CORPORATE CONTACT INFORMATION:
Digatrade Financial Corp
1500 West Georgia Street, 1300
Vancouver, BC V6G 2Z6 Canada
Tel: +1(604) 200-0071
Fax: +1(604) 200-0072

www.DigatradeFinancial.com
Investors@Digatrade.com

Forward-Looking Information
This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Technology development may be delayed indefinitely until the Company is able to raise the necessary capital. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp

Date: June 16, 2020	By:	/s/ Brad J. Moynes
Brad J. Moynes
CEO